Exhibit 99.1

Powerbridge Technologies Co., Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement

ZHUHAI, China, January 9, 2024 / BusinessWire/ — Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (the “Company” or “PBTS”), a provider of multi-industry technology solutions, today announced that it has received a formal notice from The Nasdaq Stock Market (the “Nasdaq”) dated January 8, 2024, stating that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), and that the Company is in compliance with all applicable listing standards.

Reference is made to the form 6-K of the Company filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2023 (the “Previous Disclosure”) in relation to the deficiency of the Company’s compliance with the Minimum Bid Price Rule and the Nasdaq’s delisting decision. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure.

The Company appealed the Nasdaq’s decision and was granted a hearing before the Nasdaq Hearings Panel. Since the Company has regained compliance, the hearing scheduled on March 14, 2024 has been canceled. The Company will remain under the Panel Monitor until June 27, 2024, imposed by a previous Nasdaq Hearings Panel’s compliance letter dated June 27, 2023.

The Company’s stock will continue to be listed and traded on the Nasdaq.

About Powerbridge Technologies

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) is a global provider of technology solutions and services across multiple industries. The Company is engaged in four segments of business: global trade digital platform and services, agritech and agribusiness solutions, integrated renewable energy and agribusiness solutions, and crypto equipment trading and cryptomining operations.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Powerbridge Technologies Co., Ltd., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.